

September 14, 2012

Via Email
Mr. S. David Passman III
Chief Executive Officer
Carmike Cinemas, Inc.
1301 First Avenue
Columbus, Georgia 31901

>   **Re: Carmike Cinemas, Inc.**
>   **Form 10-K for the year ended December 31, 2011**
>   **Filed March 12, 2012**
>   **File No. 000-14993**

Dear Mr. Passman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Annual Report on Form 10-K for the year ended December 31, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27
Results of Operations, page 28
Year Ended December 31, 2011 Compared to Year Ended December 31, 2010, page 30
Other theatre operating costs, page 31

1. We note your disclosure indicating that the decrease in other theatre operating costs resulted from decreases in repairs and maintenance, lower percentage rent obligations, service charges, salaries and wages, and taxes and licenses. Please note that to the extent that changes are attributed to more than one factor, you should quantify the amounts attributed to each factor in order for a reader to understand the significance of each factor attributing to the change. Please revise future filings accordingly.

<u>Year Ended December 31, 2010 Compared to Year Ended December 31, 2009, page 33</u>
<u>Income Tax, page 35</u>

2. We note that a change in estimate reducing your 2009 tax liability by $2.4 million was recorded during the year ended December 31, 2010. Please explain to us how you considered the guidance outlined in ASC 250-10-45 and why the reduction of 2009 tax liability in 2010 represents a change in estimate rather than a correction of an error under ASC 250-10-45-23. We may have further comment upon receipt of your response.

<u>Financial Statements, page 45</u>
<u>Consolidated Statements of Operations, page 48</u>

3. We note from your statements of operations that the income from unconsolidated affiliates exceeds your consolidated income from continuing operations before income taxes for the year ended December 31, 2011. Please provide us with your significance calculations prepared pursuant to Rule 3-09 of Regulation S-X for your equity method investments. If your calculations result in greater than 20% significance for any of your equity method investees, please revise to include the financial statements required by Rule 3-09 of Regulation S-X in an amendment to your Form 10-K for the year ended December 31, 2011. Please note that if your equity method investments meet the significance tests referenced above, the financial statements for that investee are required for all periods reflected in the company's audited financial statements. However they need only be audited for those periods in which they meet the significance test outlined in Rule 3-09 of Regulation S-X. Please advise or revise as appropriate.

<u>Notes to Consolidated Financial Statements, page 51</u>
<u>Note 11 – Screenvision Transaction, page 68</u>

4. Your disclosure on page 68 indicates that you held Class C and Class A membership units representing approximately 19% of the issued and outstanding membership units of SV Holdco at December 31, 2011. We also note your disclosure on page 69 which states that your non-forfeitable Class C and Class A membership units represented approximately 15% of the total issued and outstanding membership units of SV Holdco at this same date. Please tell us and revise the notes to your financial statements to clarify why you believe using the equity method of accounting for this investment is appropriate given that your non-forfeitable interest in this entity is less than 20%. Your response and your revised disclosure should clearly explain why you believe that you have significant influence over this entity's operations given your 15% non-forfeitable interest We may have further comment upon receipt of your response.

5. Also, please provide us with and revise the notes to your financial statements in future filings to include a rollforward of the activity impacting your investment in SV Holdco and the deferred revenue balance representing the cash payments received from SV Holdco and the amounts recognized for the non-forfeitable membership interests received

in this entity. The notes to your financial statements should also be revised to disclose the various components recognized as part of the company's equity in the earnings of this entity to the extent that there is more than one component of the equity in earnings.

6. In addition, we note from the disclosure in the last paragraph on page 68 that the company may receive additional Class C units or may forfeit some of its initial Class C units based upon changes in the company's future theatre and screen count. Please tell us and revise Note 11 to explain how you plan to value any additional units received or units forfeited. Your response and your revised disclosure should also indicate whether units forfeited will be valued on a specific identification basis or a weighted average cost basis.

Quarterly Report on Form 10-Q for the quarter ended June 30, 2012

Financial Statements, page 3
Notes to Condensed Consolidated Financial Statements, page 6
Note 3 – Debt, page 7

7. We note that the senior secured notes issued in April 2012 provide for the payment of a make-whole premium in the event that they are redeemed prior to May 15, 2015. Please tell us and revise the notes to your financial statements in future filings to disclose how you accounted for the embedded derivative associated with make-whole premium related to such notes in your financial statements. If no recognition of this embedded derivative was required in your financial statements, please explain why.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Heather Clark at 202-551-3624 or me at 202-551-3813 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief